

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2019

Shai Lustgarten
Chief Executive Officer
Quest Solution, Inc.
860 Conger Street
Eugene, OR 97402

Re: Quest Solution, Inc.
Registration Statement on Form S-1
File No. 333-232701
Filed July 18, 2019

Dear Mr. Lustgarten:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Arthur Marcus